UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

NioCorp Developments Ltd.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

654484609
(CUSIP Number)

March 17, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 654484609	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Cooper Road, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,126,231
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,126,231
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,126,231
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 654484609	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Jay Bloom
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,126,231
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,126,231
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,126,231
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.

(a)	Name of Issuer:

NioCorp Developments Ltd. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

7000 South Yosemite Street, Suite 115
Centennial, Colorado 80112

Item 2.

(a)	Name of Person Filing:

This Statement is being filed on behalf of (i) Cooper Road, LLC (“Cooper Road”) and (ii) Jay Bloom (together, the “Reporting Persons”).  Cooper Road is controlled by Mr. Bloom.

(b)	Address of Principal Business Office, or if none, Residence:

The principal business address for each of the Reporting Persons is 4701 North Meridian Avenue, Unit 601, Miami Beach, FL 33140.

(c)	Citizenship:

See responses to Item 4 on each cover page.

(d)	Title of Class of Securities:

Common Shares, without par value (“Common Shares”)

(e)	CUSIP Number:

654484609

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned:

The Reporting Persons may be deemed to be the beneficial owner of the Common Shares listed on the Reporting Person’s cover page.

As of March 17, 2023 and the date hereof, the Reporting Persons beneficially own 3,126,231 Common Shares consisting of: (i) 1,320,126 shares of Class B common stock of Elk Creek Resources Corp (“ECRC”) (formerly known as GX Acquisition Corp. II) held by Cooper Road, which are exchangeable into Common Shares at any time by the holder thereof on a one-for-one basis, and (ii) 1,806,105 Common Shares issuable upon the exercise of private warrants held by

Cooper Road.  This amount excludes Common Shares that may be issuable upon exchange of 991,486 earnout shares of Class B common stock of ECRC held by Cooper Road, which become exchangeable upon the Issuer achieving certain price performance thresholds.

(b)	Percent of class:

As of the date hereof, each Reporting Person may be deemed to be the beneficial owner of the percentage of the Common Shares listed on the Reporting Person’s cover page. Calculations of the percentage of shares beneficially owned is based on (i) 33,311,642 Common Shares outstanding as of December 4, 2023, as reported in the Issuer’s proxy statement filed on December 8, 2023, and (ii) the 3,126,231 Common Shares underlying the Class B Common Stock and private warrants held by Cooper Roard as described herein.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on the cover page

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 15, 2023

COOPER ROAD, LLC

By:	/s/ Jay Bloom
Name:	Jay Bloom
Title:	Managing Member

JAY BLOOM

/s/ Jay Bloom

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.